Griffiths McBurney Corp.   **Schedule I**

COMPUTATION OF NET CAPITAL PURSUANT
TO RULE 15c3-1
[Expressed in U.S. dollars]

As at December 31

	2015
	$
Stockholder's equity	**8,383,286**
Deductions and/or charges	
Non-allowable assets	
Commodity taxes recoverable	**49,643**
Income taxes recoverable	**215,509**
Deferred tax asset	**70,146**
Other assets	**66,723**
Other deductions and/or charges	
Additional charges for customers' security accounts	**11**
Aged fail to deliver	**10,795**
Unhedged foreign currency	**228,581**
Other charges	**12,234**
	653,642
Net capital before haircuts on security positions	**7,729,644**
Net capital	**7,729,644**
Alternative net capital requirements	
2% of combined aggregate debit items as shown in	
formula for determination of reserve requirements	
under Rule 15c3-3 [or $250,000, if greater]	**250,000**
Excess net capital	**7,479,644**

There are no material differences between the audited Computation of Net Capital pursuant to Rule 15c3-1 included in this report and the corresponding schedule included in the Company's unaudited December 31, 2015 Focus Report X-17A-5 as filed with the FINRA on January 27, 2016.